FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

[redacted] The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ...jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02049562

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL CHARGOLD RESOURCES LTD.

12g 82-4385

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DAY 12 MONTH 08 YEAR 02

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

SUPPL

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WILSON

GIVEN NAMES: RICHARD

NO. STREET APT: PH #8 - 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	97333									97333	1	
WARRANTS	116667									116667	2	MERCAP
COMMON	446374									446374	2	SEE REMARKS
COMMON	200100	13	08	02	10		8000	.20		192100	1	
		13	08	02	10		6000	.21		186100	1	

PROCESSED SEP 06 2002 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

Mercap own 50% of Mercap + 100% of Cobalt! Of the 446374 Indirect Common!
1167 Cobalt Ent.
445207 Mercap Int.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RICK WILSON SIGNATURE: [signature]

DATE OF THE REPORT: DAY 22 MONTH 08 YEAR 02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

9/4

KEEP A COPY FOR YOUR FILE